Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

Nine Months Ended 9/30/2012
Income before income tax provision and cumulative effect of change in accounting principle	$227.9
(Income) loss recognized on less than fifty percent owned persons	(4.6)
Noncontrolling interest in the income of subsidiary with fixed charges	(6.4)

$216.9
Fixed Charges:
Interest expense	$53.4
Portion of rents deemed to be interest	6.2
Capitalized interest	16.8
Amortization of debt expense	2.6

Fixed charges excluding capitalized interest	79.0
Earnings adjustments:
Capitalized interest	(16.8)

Earnings, as adjusted	$279.1

Ratio of earnings to fixed charges	3.5